                                                                  Exhibit (a)(3)

                             [MICROTUNE LETTERHEAD]

October 1, 2002

To home address

Dear (real name),

I'm writing to announce the establishment of a stock option cancellation/regrant program. The market price of Microtune's common stock reached a twelve month high in January 2002 at $29.28. Since that time, due to poor general market conditions and the more negative overall performance in the technology sector, our stock price has fallen below the $3.00 level. Since Microtune issues stock options to employees on a regular basis, many employees hold stock options with an exercise price significantly higher than our recent trading range.

As a tangible expression of the value that our Board of Directors places on employee ownership, they have approved a program where each employee will be given two alternatives:

1. Retaining all stock option grants they now hold.
2. Canceling some or all of their grants in return for a promise by Microtune to issue a new stock option grant in 6 months and 2 days ("new grant").

The number of shares the new grant will be issued for will be calculated as follows:

If your existing exercise price is less than $5.00 your shares will be exchanged 1 for 1.
If your existing exercise price is $5.00 or more but less than $10.00 your shares will be exchanged 0.9 for 1.
If your existing exercise price is $10.00 or more but less than $15.00 your shares will be exchanged 0.8 for 1.
If your existing exercise price is $15.00 or more but less than $25.00 your shares will be exchanged 0.7 for 1.
If your existing exercise price is $25.00 or more your shares will be exchanged
0.6 for 1.

The new grant will have an exercise price equal to the market closing price on the date prior to the new grant. The new grant will have a vesting schedule as follows: 1/54th each month, with a vesting start date of October 1, 2002
(I.E., you will be given credit for vesting at least 6 months of options by the time the grant is made 6 months and 2 days after you elect to participate.) You must make a decision for each individual grant you have received and you must be an employee on the date of the new grant.

If you wish to participate, you must complete the attached Notice of Cancellation and return to Barbara Ureste. This program will remain open until October 31, 2002 but you may only participate once. There are a number of specific rules dictated by the SEC for these types of regrant programs. For example you may not elect to cancel any option until six months and two days have elapsed from the date of your last grant, assuming that grant is not cancelled under this program. (I.E., if you received a grant in the last 6 months and 2 days that grant must be cancelled if you want to cancel any other grant) We have attached your current options summary for your reference.

Attached are a few questions with answers to help you better understand the program. We realize this is a complicated program and we know you may have additional questions. Please contact me, Marc Underwood or Nancy Richardson with those questions.

Sincerely,


Douglas J. Bartek
CEO and Chairman

Questions and Answers

Q: Why should I bother making any decision now rather than just waiting to see what happens from now until the program expiration date of October 31, 2002?

A: This program is completely optional. You may choose to wait until the end of October to make your decision. However, the new grant will be made after six months and two days following the date of your individual, specific Notice of Cancellation. The exercise price of the new grant will be the closing price of the stock on Nasdaq on the day prior to the grant. (Friday closing price if the grant is made on a Saturday, Sunday, or Monday.)

Q: I have received four individual grants with exercise prices of $1.95, $3.62, $15.06 and $9.63. Can I elect to cancel the $15.06 and $9.63 grants and keep my grants at $1.95 and $3.62?

A: Yes, assuming neither of the grants kept was made during the last six months and two days. Any grant made during the last 6 months and 2 days must be turned in if you participate in this program. The election is made on an individual grant basis remembering that each employee only gets to participate in the program one time.

Q: I have two grants, the second grant was made approximately one-year after the first. The first has an exercise price of $5.15 and the second an exercise price of $12.45. If I elect to cancel the $12.45 grant on October 3, 2002, can I elect to cancel the $5.15 grant on October 31, 2002?

A: No. Each employee may only participate in the program one time. Before participating, you need to make your final decision on which grants to cancel and which to hold.

Q: If I elect to cancel my grants on October 2, 2002 when the stock price is $2.00, will my new exercise price be $2.00?

A: Probably not. The exercise price of the new grant will be determined on the day of the grant, and that price will be the closing price on Nasdaq the day before the grant. The grant day will be the second business day of the six month anniversary of your Notice of Cancellation. The exercise price could be higher or lower than $2.00.

Q: If I elect to cancel my grants on October 2, 2002 when the stock price is $2.00 and my exercise price is $6.00, can I change my mind on April 4, 2002 if the stock price is $7.50?

A: No, unfortunately once you have cancelled your stock option, you bear the market risk of the stock price rising above your original exercise price. This evaluation of risk is one you must carefully consider when making your decision whether to cancel some or all of your options. Unfortunately the evaluation of this risk is one that the Company cannot advise you on. You may want to consult outside advisors before making your decision.

Q: I just received a grant on September 1, 2002 with a price of $3.50. Since six months has not passed, am I eligible to participate in the program?

A: . You are eligible to participate in this program immediately if you elect to cancel the September 1, 2002 grant along with any other grants you choose to cancel. If you do not elect to cancel the September 1, 2002 grant, you may not participate.